

July 11, 2011

Via E-mail
Christopher Pappas
President and Chief Executive Officer
Chefs' Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: Chefs' Warehouse Holdings, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-173445**

Dear Mr. Pappas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Market Opportunity, page 2

1. Please disclose in the filing the basis, including the names of the industry sources, for your industry data assertions.

Summary Consolidated Financial Data, page 8

2. We note your response to comment five in our letter dated June 22, 2011 and await your revisions in a future amendment to Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Allowance for Doubtful Accounts, page 37

3. We note your response to comment eight in our letter dated June 22, 2011. Please revise your consolidated statements of cash flows to reflect the non cash reconciling item associated with recording the provision for allowance for doubtful accounts in the cash flows for operating activities. Further, we note your net revenues have increased approximately 22% for the fiscal year ended December 24, 2010 over the prior fiscal year ended December 25, 2009; however the provision for the allowance for doubtful accounts has decreased by approximately 29%. We also note that your accounts receivable balance for the same comparable fiscal periods increased approximately 17%. Please explain in detail why your provision has decreased in light of the significant increase in your revenues and accounts receivable and how you estimate your allowance for doubtful accounts.

Compensation Discussion and Analysis, page 62

Outstanding Equity Awards at 2010 Fiscal Year End, page 69

4. We note your response to comment 11 in our letter dated June 22, 2011. Please also disclose in the outstanding equity awards at fiscal year-end table the market value as of December 24, 2010 for the units that have not vested. Please also disclose in the applicable footnote how you determined the value of the units, including any underlying assumptions in conducting a valuation.

Note 4 – Summary of Significant Accounting Policies, page F-4

Revenue Recognition, page F-4

5. Please explain to us and disclose your policy for granting product returns.   Further, please explain to us how accurate your historical estimates have been with respect to estimating your sales returns, and how variances between actual and estimated returns are tracked and reviewed by management. Also, please revise your footnotes to provide a roll-forward of your allowance for sales returns to the extent that they are material. Lastly, please explain to us how you are accounting and recording the allowance for sales returns.

Unaudited Pro Forma Condensed Consolidated Financial Statements, submitted on July 5, 2011

6. We note you excluded from your unaudited pro forma condensed consolidated statements of operations the compensation expense associated with the portion of the Class C equity

awards that will vest upon completion of this offering. Please explain to us your basis of excluding them or revise to include this expense in your pro forma condensed consolidated statements of operations. Note that the effects of accounting for share-based payment arrangements should not be removed as a pro forma adjustment if it has continuing impact on your financial statements.

7. Refer to footnote (e), (i), (j), (m) and (n). Please provide the detailed reconciliations of the numerators and denominators used in calculating the various pro forma earnings per share data in the footnotes to the pro forma statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Alexandros Aldous
        Ken Clark
        Chefs' Warehouse Holdings, LLC